UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 4)*

BGC Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 17

1	NAME OF REPORTING PERSONS Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 96,860,304 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 96,860,304 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,860,304 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 17

1	NAME OF REPORTING PERSONS CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 97,981,260 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 97,981,260 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,981,260 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 17

1	NAME OF REPORTING PERSONS Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,341,051 shares of Class A Common Stock
8 SHARED VOTING POWER 99,428,524 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 12,341,051 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 99,428,524 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,769,575 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 17

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D, dated April 25, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), and Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

This Amendment No. 4 is being filed principally to reflect (i) an increase in the reportable beneficial ownership of shares of Class A Common Stock of the Reporting Persons as a result of the fact that the 67,138,052 BGC Holdings limited partnership units held by CFLP became exchangeable on March 31, 2009, (ii) an increase in the reportable beneficial ownership of shares of Class A Common Stock of the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A to the Original 13D as a result of the fact that they or their designee were entitled to receive distribution rights shares on April 1, 2009, (iii) the fact that CFLP offered to its partners an opportunity to defer receipt of their distribution right shares until a later date and receive a distribution equivalent; (iv) the conversion on May 7, 2009 of 1,000,000 shares of Class B Common Stock into shares of Class A Common Stock and resulting transfer of 537,067 of such shares as distribution right shares to certain partners and former partners of CLFP; (v) an increase in the percentage ownership of the Reporting Persons as a result of the right to receive distribution rights shares and exchangeability of BGC Holdings limited partnership units, as well as a result of the revised number of outstanding shares of Class A Common Stock following certain repurchases of shares by the Company, and (vi) other matters relating to Item 4 of Schedule 13D.

In connection with the Separation, CFLP received 67,138,052 BGC Holdings limited partnership units. On March 31, 2009, the first anniversary of the completion of the Separation, all such BGC Holdings limited partnership units became exchangeable with the Company for shares of Class B Common Stock (or, at CFLP’s option, or if there are no additional authorized but unissued shares of Class B Common Stock, shares of Class A Common Stock) on a one-for-one basis (subject to customary anti-dilution adjustments). The Class B Common Stock is convertible at any time on a one-for-one basis (subject to customary anti-dilution adjustments) into Class A Common Stock. As of the date hereof, the Company had 58,500,000 shares of authorized but unissued Class B Common Stock.

After certain accelerated distributions of distribution rights shares described in Amendment No. 1 and Amendment No. 2, the aggregate number of shares of Class A Common Stock that CFLP was required to distribute to retained and founding partners was 26,145,740 shares (23,046,758 shares with respect to retained partners and 3,098,982 shares with respect to founding partners). The distribution rights provided to retained partners, including the Reporting Persons (other than CFLP) and certain other persons listed on Schedule A to the Original 13D, generally entitle the holder to receive a distribution of a fixed number of shares of Class A Common Stock from CFLP distributable in the following circumstances:

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held three years or longer as of the completion of the Merger, one-third of the shares underlying the distribution rights on each of the 12-, 18- and 24-month anniversaries of the completion of the Merger; and

CUSIP No. 05541T 10 1	13D	Page 6 of 17

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held less than three years as of the completion of the Merger, one-fifth of the shares underlying the distribution rights on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, in each case, if, as of the applicable anniversary date, that holder continues to provide services to CFLP and has not breached his, her or its CFLP partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of CFLP, to the extent applicable. The distribution rights provided by CFLP to founding partners entitle the holder to receive a fixed number of shares of Class A Common Stock from CFLP, with one-third of such shares distributable on each of the 12-, 24- and 36-month anniversaries of the completion of the Merger.

On April 1, 2009, the 12-month anniversary of the completion of the Merger, Cantor was required to distribute an aggregate of 6,317,385 shares of Class A Common Stock (5,872,888 shares with respect to retained partners and 444,497 shares with respect to founding partners) not including shares previously sold. In connection with the issuance of distribution rights shares, Cantor offered to its partners the opportunity to elect to defer their receipt of the distribution right shares until a later date and receive a distribution equivalent rather than making an immediate issuance of such shares in the form of Class A Common Stock. Cantor partners who elected to defer their right to such shares are entitled to exchange such partnership interests for shares of Class A Common Stock upon written notice. Exchanges will occur on such subsequent dates as shall be determined by Cantor in its administrative discretion and Cantor shall have a right to defer such exchanges for up to 3 months. Accordingly, of the 6,317,385 distribution rights shares to be distributed by Cantor in April 2009, partners having rights to 5,567,725 of such distribution rights shares elected to defer their receipt of shares. In May 2009, Cantor exchanged shares of Class B Common Stock and delivered 534,067 shares of Class A Common Stock in satisfaction of its distribution rights obligations effective April 1, 2009.

Upon completion of this distribution, the aggregate number of remaining shares of Class A Common Stock that Cantor will be required to distribute to retained and founding partners will be 25,611,673 shares of Class A Common Stock (22,812,582 shares with respect to retained partners and 2,799,091 shares with respect to founding partners).

Specifically, each of the Reporting Persons, which in the aggregate are entitled to receive 3,542,015 distribution rights shares, have indicated that they will defer receipt of their distribution rights shares until a later date and receive a distribution equivalent rather than receiving such distribution rights shares at the present time.

As noted above, retained partners, including the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A to the Original 13D, are expected to receive distribution rights shares (or rights to receive distribution rights shares). The following table shows, the total number of distribution rights shares which may be received by each of the Reporting Persons (other than CFLP) and the other persons listed on Schedule A to the Original 13D and the number of distribution rights shares entitled to be received by each such person effective April 1, 2009:

CUSIP No. 05541T 10 1	13D	Page 7 of 17

Name	Total Number of Distribution Rights Shares Received*	Number of Distribution Rights Shares Received as of April 1, 2009*+
Mr. Lutnick (1) (2) (4)	7,742,325	2,125,611

CFGM (3)	2,050,197	683,399

KBCR (4)	2,048,000	682,667

Mr. Fraser (5)	124,992	41,664

Mr. Merkel (6)	60,683	0

Ms. Edith Lutnick (7)	43,368	8,674

Mr. Barnard (8)	49,798	0
Ms. Allison Lutnick (1)	0	0

*	The share amounts set forth in this table have been adjusted to reflect, for certain holders, the effect of the accelerated distribution of distribution rights shares in connection with the sale of shares in June 2008, as described in Amendment No. 1.
+	Includes rights to distribution rights shares which were deferred by such partner until the Reporting Person elects to receive such shares.
(1)	In a addition, a trust for the benefit of descendants of Mr. Lutnick (the “Trust”), of which Ms. Allison Lutnick, Mr. Lutnick’s wife, is one of two trustees and with respect to which Mr. Lutnick has limited powers to remove and replace such trustees, also is expected to receive a total of 1,610,182 distribution rights shares, of which 536,727, 536,727 and 536,728 shares are expected to be receivable by the Trust on the 12-, 18- and 24-month anniversaries of the completion of the Merger. Also, after taking into account the 5,769 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering by Mr. Lambert, as a member of LFA, LFA is entitled to receive a total of 166,073 distribution rights shares, of which 52,281, 56,511 and 57,281 shares are entitled to be received by LFA on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of LFA and each of Ms. Edith Lutnick and Ms. Allison Lutnick are members of LFA. The Trust has elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.
(2)	Of the 7,742,325 distribution rights shares, 2,125,611, 2,125,611, 2,125,611, 682,746 and 682,746 shares are receivable by Mr. Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick has elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.
(3)	Of the 2,050,197 distribution rights shares, 683,399, 683,399 and 683,399 shares are expected to be receivable by CFGM on the 12-, 18- and 24-month anniversaries of the completion of the Merger,

CUSIP No. 05541T 10 1	13D	Page 8 of 17

respectively. Mr. Lutnick is the President and sole stockholder of CFGM and CFGM is the managing general partner of CFLP. CFGM has elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.

(4)	Of the 2,048,000 distribution rights shares, 682,667, 682,667 and 682,666 shares are expected to be receivable by KBCR on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of KBCR. KBCR has elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.

(5)	Of the 124,992 distribution rights shares, 41,664, 41,664 and 41,664 shares are expected to be receivable by Mr. Fraser on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. In addition, three trusts for the benefit of Mr. Fraser’s children are expected to receive a total of 345,030 distribution rights shares, of which 115,010, 115,010 and 115,010 shares are expected to be receivable by the trusts on the 12-, 18-, and 24-month anniversaries of the completion of the Merger, respectively. Also, after taking into account the 192,308 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering, Lord Lovat is expected to be entitled to receive a total of 1,679,566 distribution rights shares, of which 431,651, 623,958 and 623,957 shares are expected to be receivable by Lord Lovat on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Fraser is the sole shareholder of Lord Lovat. Lord Lovat, Mr. Fraser and the trusts have elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.

(6)	After taking into account the 175,000 distribution rights shares received from CFLP on an accelerated basis and sold to the Company in June 2008, Mr. Merkel is expected to receive a total of 60,683 distribution rights shares, of which, 0, 6,736, 47,209, 3,369 and 3,369 shares are expected to be receivable by Mr. Merkel on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Merkel has elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.

(7)	Of the 43,368 distribution rights shares, 8,674, 8,674, 8,674, 8,673 and 8,673 shares are expected to be receivable by Ms. Edith Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Ms. Edith Lutnick has elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.

(8)	Of the 49,798 distribution rights shares, 0, 8,746, 13,684, 13,684 and 13,684 shares are expected to be receivable by Mr. Barnard on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Barnard has elected to defer receipt of these distribution rights shares until a later date and receive a distribution equivalent.

The Company may, from time to time, repurchase shares of its Class A Common Stock, including distribution rights shares, under its existing $100 million stock repurchase program or through future stock buyback or similar authorizations, including a tender offer or merger, which may be approved by its Audit Committee, including a 10b5-1 plan effected by a third-party broker or otherwise, and which could be material in amount. If the Reporting Persons do not participate in such repurchases by the Company,

CUSIP No. 05541T 10 1	13D	Page 9 of 17

such repurchases will have the effect of increasing the Reporting Persons’ percentage ownership of the outstanding Class A Common Stock, because the repurchases will decrease the number of outstanding Class A Common Stock, but not decrease the Reporting Persons’ number of shares of Class A Common Stock. The Company has indicated that other than possible repurchases in connection with partnership terminations, it has no current plans to repurchase any of the distribution rights shares currently distributable in April 2009; however, such plans may change in the future.

As of May 31, 2009, the Company had approximately $32.4 million available under its original $100 million stock repurchase program for repurchases. In connection with its stock repurchase program, as of May 31, 2009, the Company had repurchased an aggregate of 4,023,959 shares of its Class A Common Stock for an aggregate purchase price of approximately $7.9 million during the first five months of 2009. From time to time, the Company has retained Cantor Fitzgerald & Co. as agent in connection with these purchases. In March 2009, as part of its existing stock repurchase program, the Company’s management was authorized to repurchase shares from all holders, including Cantor and its partners, employees and affiliates or The Cantor Fitzgerald Relief Fund. Included in these first quarter repurchases was a purchase on March 12, 2009 of an aggregate of 2,600,000 shares of Class A common stock by the Company at an aggregate price of $5,174,000 from The Cantor Fitzgerald Relief Fund, a portion of which shares had been donated by certain founding partners in connection with the 2008 Charity Day and a portion of which had been donated by one of the Reporting Persons.

As previously reported in the Original 13D, CFLP has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by CFLP from BGC Holdings will be exchangeable by CFLP for shares of Class B Common Stock or, at CFLP’s election, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as CFLP’s other BGC Holdings limited partnership units. As a result of the termination of an aggregate of 20 BGC Holdings founding partners since April 1, 2008, BGC Holdings has the right to redeem an aggregate of 1,272,060 BGC Holdings limited partnership units. To date, BGC Holdings has not redeemed any of the limited partnership units held by these 20 former founding partners. Upon the redemption of any of the founding partners’ BGC Holdings limited partnership units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

On May 7, 2009, the Company issued an aggregate of 1,793,946 shares of Class A Common Stock to partners of BGC Holdings upon exchange of their exchangeable Founding Partnership Units. All of these shares are eligible for sale beginning on May 7, 2009 when the Company’s restrictions on employee stock transactions are lifted. In order to facilitate receipt of the shares by the partners of BGC Holdings and receipt of distribution rights shares to be received by partners of BGC Holdings and Cantor, the Company and Cantor have made arrangements for such partners to open brokerage accounts with an investment bank. These accounts will facilitate repayment by any such partners of any partnership loans or other amounts payable to Cantor or the Company.

The Reporting Persons evaluate each of their investments, including their investment in shares of Class A Common Stock and shares of Class B Common Stock in the Company (the “Shares”), on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation, the Reporting Persons may, from time to time, acquire or seek to acquire additional Shares, continue to own Shares or dispose or seek to dispose of Shares at any time, in the open market or otherwise, and may take actions that could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Such acquisitions or dispositions may occur in the open market, through private purchases, by means of a tender offer, or an offer letter sent to the Company and its board of directors or otherwise, and may be effected with or without the participation of third parties. In addition, the Company may, from time to time, repurchase Shares under

CUSIP No. 05541T 10 1	13D	Page 10 of 17

its existing $100 million stock repurchase program, by means of a future stock buyback, a tender offer, a merger or similar authorizations. Such repurchases could also have the effect of increasing the Reporting Persons’ percentage ownership of the outstanding Class A Common Stock.

The Reporting Persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with respect to the Company and the Shares at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the Reporting Persons, any contractual obligations to which the Reporting Persons are now or may in the future become subject, including any contractual obligations with respect to its ownership of the Shares or otherwise relating to its investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Shares and other investment alternatives. From time to time, the Reporting Persons may enter into discussions with the Company and/or third parties, concerning its holding of the Shares and possible future extraordinary transactions involving the Reporting Persons and the Company and such third persons. There can be no assurance as to whether the Reporting Persons will take any action with respect to its ownership of the Shares, take action with respect to any of the items enumerated in Item 4 of Schedule 13D, including entering into any discussions with the Company or with any third parties with respect to the Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the Reporting Persons, the terms of any transaction, or the timing or certainty of any transaction.

Except as otherwise disclosed in this Item 4, the Reporting Persons do not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition or disposition of Shares, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management, the board of directors and/or the independent directors of the Company, or other third parties regarding such matters.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

On April 1, 2009, the 12-month anniversary of the completion of the Merger, Cantor was required to distribute an aggregate of 6,317,385 shares of Class A Common Stock (5,872,888 shares with respect to retained partners and 444,497 shares with respect to founding partners), some which CFLP partners elected to defer receipt of their shares. The information in this Item 5 is provided as of the date of this filing (except for the number of shares of Class A Common Stock held in Mr. Lutnick’s and Mr. Merkel’s respective 401(k) accounts, which is provided as of May 29, 2009):

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 622,890 shares of Class A Common Stock owned of record by it, (ii) 29,099,362 shares of Class A Common Stock receivable upon conversion of 29,099,362 shares of Class B Common Stock owned of record by it, and (iii) 67,138,052 shares of Class A Common Stock receivable upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable upon exchange of 67,138,052 BGC Holdings exchangeable

CUSIP No. 05541T 10 1	13D	Page 11 of 17

limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock). CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock receivable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 683,399 distribution rights shares of Class A Common Stock deliverable by CFLP to CFGM beginning on April 1, 2009, and (iv) 96,860,304 shares of Class A Common Stock beneficially owned by CFLP consisting of: (a) 622,890 shares of Class A Common Stock owned of record by CFLP, (b) 29,099,362 shares of Class A Common Stock receivable upon conversion of 29,099,362 shares of Class B Common Stock owned of record by CFLP, and (c) 67,138,052 shares of Class A Common Stock receivable, beginning March 31, 2009, upon exchange by CFLP of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable, upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock). These amounts include 5,567,725 shares of Class A Common Stock deferred by CFLP partners.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 815,373 shares of Class A Common Stock owned of record by him, (ii) 9,175,000 shares of Class A Common Stock subject to options exercisable within 60 days, (iii) 225,067 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account and (iv) 2,125,611 distribution rights shares of Class A Common Stock deliverable by CFLP to Mr. Lutnick beginning on April 1, 2009. In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (a) 712,316 shares of Class A Common Stock owned of record for the benefit of Mr. Lutnick’s descendants by the Trust (including 536,727 distribution rights shares of Class A Common Stock deliverable by CFLP to the Trust on or about April 1, 2009), (b) 682,667 distribution rights shares of Class A Common Stock deliverable by CFLP to KBCR beginning on April 1, 2009, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP, (c) 52,281 distribution rights shares of Class A Common deliverable by CFLP to LFA beginning on April 1, 2009, by virtue of Mr. Lutnick being the managing member of LFA, and (d) an aggregate of 97,981,260 shares of Class A Common Stock ((I) 1,011,702 shares of Class A Common Stock owned of record by CFGM and CFLP, (II) 29,148,107 shares of Class A Common Stock receivable upon conversion of 29,148,107 shares of Class B Common Stock owned of record by CFGM and CFLP, (III) 683,399 distribution rights shares of Class A Common Stock deliverable by CFLP to CFGM beginning on April 1, 2009, and (IV) 67,138,052 shares of Class A Common Stock receivable, upon exchange by CFLP of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable, , upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock) beneficially owned by CFGM and CFLP, by virtue of Mr. Lutnick being the President and sole stockholder of CFGM. The receipt of the distribution rights shares will be deferred until the beneficial owner elects to receive them.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, 682,667 distribution rights shares deliverable by CFLP to KBCR beginning on April 1, 2009. The receipt of the distribution rights shares will be deferred until the beneficial owner elects to receive them.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to (i) 41,664 distribution rights shares deliverable by CFLP to Mr. Fraser beginning on April 1, 2009, and (ii) 142,441 shares Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children (including 115,010 distribution rights shares deliverable by CFLP to the trusts beginning on April 1, 2009). The receipt of the distribution rights shares will be deferred until the beneficial owner elects to receive them.

CUSIP No. 05541T 10 1	13D	Page 12 of 17

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 17,669 shares of Class A Common Stock owned of record by him, (ii) 610,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iv) 6,034 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife. The receipt of the distribution rights shares will be deferred until the beneficial owner elects to receive them.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 94,467 shares of Class A Common Stock owned of record by her, and (ii) 8,674 distribution rights shares deliverable by CFLP to Ms. Edith Lutnick beginning on April 1, 2009. The receipt of the distribution rights shares will be deferred until the beneficial owner elects to receive them.

Mr. Barnard is the beneficial owner of, and has sole voting and dispositive power with respect to 4,056 shares of Class A Common Stock owned of record by him.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	96,860,304
CFGM	97,981,260
Mr. Lutnick	111,769,575
KBCR	682,667
Mr. Fraser	184,105
Mr. Merkel	635,953
Ms. Edith Lutnick	103,141
Mr. Barnard	4,056
Ms. Allison Lutnick	0

Percent of Class A Common Stock:

Person	Percentage
CFLP	66.0%
CFGM	66.4%
Mr. Lutnick	69.8%
KBCR	*
Mr. Fraser	*
Mr. Merkel	1.2%
Ms. Edith Lutnick	*
Mr. Barnard	*
Ms. Allison Lutnick	0%

*	Less than 1%.

CUSIP No. 05541T 10 1	13D	Page 13 of 17

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	12,341,051
KBCR	0
Mr. Fraser	184,105
Mr. Merkel	633,703
Ms. Edith Lutnick	103,141
Mr. Barnard	4,056
Ms. Allison Lutnick	0

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	96,860,304
CFGM	97,981,260
Mr. Lutnick	99,428,524
KBCR	682,667
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	12,341,051
KBCR	0
Mr. Fraser	184,105
Mr. Merkel	633,703
Ms. Edith Lutnick	103,141
Mr. Barnard	4,056
Ms. Allison Lutnick	0

CUSIP No. 05541T 10 1	13D	Page 14 of 17

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	96,860,304
CFGM	97,981,260
Mr. Lutnick	99,428,524
KBCR	682,667
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(c) See Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the Trust have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the Trust. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the three trusts established for their benefit. The members of LFA have the right to receive any dividends from or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 20	Joint Filing Agreement, dated as of June 3, 2009, among the Reporting Persons.

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CUSIP No. 05541T 10 1	13D	Page 15 of 17

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2009

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated June 3, 2009]

CUSIP No. 05541T 10 1	13D	Page 16 of 17

EXHIBIT INDEX

Exhibit 20	Joint Filing Agreement, dated as of June 3, 2009, among the Reporting Persons.

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CUSIP No. 05541T 10 1	13D	Page 17 of 17

Exhibit 20

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 3 day of June 2009, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 4 to Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of BGC Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick